United States securities and exchange commission logo





                              January 4, 2024

       Adam K. Simpson
       President and Chief Executive Officer
       Icosavax, Inc.
       1930 Boren Ave., Suite 1000
       Seattle, Washington 98101

                                                        Re: Icosavax, Inc.
                                                            Schedule 14D-9
filed December 27, 2023
                                                            File No. 005-92771

       Dear Adam K. Simpson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your filing.

       Schedule 14D-9 filed December 27, 2023

       Certain Unaudited Prospective Financial Information, page 30

   1. We note the disclosure in the last paragraph on page 32. Please expand your disclosure to provide additional
explanation for the assumptions referenced in clauses (1) through (4)
                                                        underlying the
projections disclosed. In addition, briefly describe any limitations on the projections. Please
quantify where possible.
       Summary of Centerview Financial Analysis, page 35

   2. We note your statement in the first paragraph of this section that the discussion
                                                        that follows    does
not purport to be a complete description of the financial analyses performed or factors
considered by, and underlying the opinion of, Centerview.    Please
                                                        revise this language
(and the subsequent discussion if applicable) to make clear that all material analyses are
described.
 Adam K. Simpson
Icosavax, Inc.
January 4, 2024
Page 2
Appraisal Rights, page 42

3. We note the following statement on page 47: "The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL." Please revise to fully describe specifically what shareholders must do to perfect their appraisal rights, or revise to clarify that such information has already been provided.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameAdam K. Simpson                               Sincerely,
Comapany NameIcosavax, Inc.
                                                                Division of
Corporation Finance
January 4, 2024 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName